Exhibit 99.32

PRESS RELEASE	July 16, 2020

Largo Resources Reports V2O5 Production of 2,562 Tonnes in Q2 2020 and

Announces Cost Efficient Nameplate Capacity Increase by 10%

•             V2O5 production of 2,562 tonnes (5.6 million lbs(1)) in Q2 2020, a 2.0% increase over Q2 2019

•             Global V2O5 recovery rate(2) of 80.8% in Q2 2020 compared to 79.1% in Q2 2019

•             Nameplate capacity increase by 10%: Planned kiln upgrades and cooler maintenance scheduled for Q4 2020 with a capex of US$1.3 million

•             First independent vanadium shipment made on May 14, 2020

•             Operations at the Maracás Menchen Mine continued in Q2 2020; 2020 guidance maintained on a “business as usual” basis

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces second quarter 2020 production results from its Maracás Menchen Mine with production of 2,562 tonnes (5.6 million lbs) of vanadium pentoxide (“V2O5”) produced at an average global recovery rate(2) of 80.8%.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “Following the completion of the enhanced preventative maintenance program in the chemical plant, the Company’s operations performed well in Q2 2020 with total V2O5 production of 2,562 tonnes and a global V2O5 recovery rate of 80.8%. This represents a 2.0% increase in production over Q2 2019 and the strong production in May and June further demonstrates the plant’s ability to perform above its current nameplate capacity of 1,000 tonnes of V2O5 per month. In Q4 2020, we expect to perform the planned upgrades to the kiln and improvements in the cooler to increase the nameplate capacity to 1,100 tonnes of V2O5 per month. The total capex for this project is approximately US$1.3 million and we do not expect this work to impact production in Q4 2020.”

He continued: “We completed our first independent vanadium shipment on May 14, 2020 marking a propitious moment for the Company as we begin to capture the full economic and strategic value associated with our transition to commercial independence. The Company continues to maintain its 2020 guidance on a business as usual basis and has not experienced any significant impacts to operations or to the shipment of material as a result of the global COVID-19 pandemic. We continue to prioritize the health and safety of our workforce and extend our support to our local communities as we proactively manage the circumstances related to the global COVID-19 pandemic.”

A summary of Q2 2020 production results from the Maracás Menchen Mine is presented below:

Maracás Menchen Mine Production	Q2 2020	Q1 2020	Q3 2019
Total Ore Mined (tonnes)	257,357	203,966	267,257
Ore Grade Mined - Effective Grade (%)(3)	1.20	1.61	1.52

Effective Grade of Ore Milled (%)(3)	1.29	1.59	1.44
Concentrate Produced (tonnes)	99,059	100,072	92,629
Grade of Concentrate (%)	3.20	3.36	3.26

Contained V2O5 (tonnes)	3,174	3,365	3,016

Crushing Recovery (%)	97.7	98.3	96.5
Milling Recovery (%)	94.7	98.4	97.0
Kiln Recovery (%)	91.7	88.3	88.8
Leaching Recovery (%)	99.1	96.6	97.2
Chemical Plant Recovery (%)	96.1	96.8	96.7
Global Recovery (%)(2)	80.8	79.9	78.1

V2O5 produced (Flake + Powder) (tonnes)	2,562	2,831	2,952
V2O5 produced (equivalent pounds)(1)	5,648,236	6,241,279	6,508,038

Q2 2020 Production Results

Total production from the Maracas Menchen Mine was 2,562 tonnes of V2O5, representing an increase of 2.0% over Q2 2019. Following the completion of the Company’s preventative maintenance program, V2O5 production in April 2020 was 480 tonnes with 1,052 tonnes produced in May 2020 and 1,030 tonnes in June 2020.

In Q2 2020, 257,357 tonnes of ore with an effective V2O5 grade(3) of 1.20% were mined compared to 308,858 tonnes in Q2 2019 with an effective V2O5 grade(3) of 1.21%. The crushing unit was fed with 304,560 tonnes with an effective V2O5 grade(3) of 1.03% and the Company produced 99,059 tonnes of concentrate ore with an average V2O5 grade(3) of 3.20%. The decrease in total ore mined when compared to Q2 2019 is due to operational adjustments to limit the Company’s contracted mining workforce during the COVID-19 pandemic as well as operational restrictions due to the rainy season. During this time. the Company used available stocks to feed the crushing plant in order to mitigate the impact on V2O5 production.

Global V2O5 recovery rates(2) averaged 80.8% in Q2 2020 representing a 2% increase over Q2 2019 (79.1%). This is primarily attributable to improved recoveries in the kiln and leaching section of the plant during the quarter.

COVID-19 Update: 2020 Guidance Maintained

The Company continues to monitor the evolving COVID-19 pandemic and has taken preventative measures at its mine site and corporate offices to mitigate potential risks. There continues to be no significant impact on our production or on our shipment of product out of Maracás. To date, there continues to be no significant disruption to the Company’s supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, the restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and all corporate office personnel have been instructed to work from home where possible. The Company continues to staff critical functions at the mine site and has encouraged those in non-essential roles to work from home.

In addition, the Company’s 2020 guidance continues to be presented on a “business as usual” basis.  Largo continues to monitor measures being imposed by governments globally to reduce the spread of COVID-19 and the impact that this may have on our operations and guidance for 2020. Although these restrictions have not, to date, had a material impact on our operations, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on our operations, sales efforts and logistics. The Company will continue to monitor the situation and will, if and when necessary, update its guidance accordingly.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

(1)  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(3)  Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.